Universal Solar Technology, Inc.
No. 1 Pingbei Road 2
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong Province
People’s Republic of China 519060

January 31, 2011

Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D. C. 20549

Re:	Universal Solar Technology, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed December 30, 2010
File No. 333-150768

Dear Mr. O’Brien:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Universal Solar Technology, Inc. (the “Company”) dated January 12, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A for the year ended December 31, 2009

General

Staff Comment 1.            In your next amendment, please include a prominently located explanatory note addressing the reason(s) for why the amendment is being filed.

Response:         We have included an explanatory note addressing the reasons for the filing of Amendment No. 2 to the Annual Report on Form 10-K for the year ended December 31, 2009 (“Amendment No. 2”) as requested.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 34

Staff Comment 2.            We have read your response and revision to comment 9 in our letter dated December 2,2010. Please discuss the significant terms and maturities of your related party payables, since you disclose that your CEO and the companies he controls intend to provide the financial resources to meet your daily cash needs.Also, it appears that the total estimated costs related to the construction ofNUST's manufacturing facilities and the acquisition of equipment is $18 million. If so, please address the costs incurred to date and during the reporting period, the expected remaining costs in the next twelve months and beyond, and changes in these estimates from the prior reporting period.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
January 31, 2011

Response: There are two outstanding loans from our CEO. One loan is in the amount of $22,485, bears interest at 5% per annum and is due on November 1, 2013. The other loan had a balance of $2,185,219 as of December 31, 2009, was non-interest bearing and is due on demand.  This loan was amended on May 5, 2010 to bear interest at 1% per annum and to extend the due date to December 1, 2013. During the years 2009 and 2010 before the loan was amended, interest was imputed at 5% and was charged to additional paid in capital.

The loan from Yuemao Technology had a balance of $3,252,300 as of December 31, 2009. This loan was non-interest bearing and was due on demand.  On May 5, 2010 this loan was amended to bear interest at 1% per annum and to extend the due date to December 1, 2013. During the years 2009 and 2010 before the loan was amended, interest was imputed at 5% and charged to additional paid in capital.

During the year ended December 31, 2009, the Company spent $3.3 million in acquisition of property and equipment relating to the construction of NUST’s manufacturing facilities.  The Company invested approximately $2.9 million during the year ended December 31, 2010 for purchasing new equipment and building up manufacturing facilities.

In the next 12 months and beyond, the Company anticipates that it will require an additional $18 million to build a new solar battery manufacturing facility if the Company is able to raise the funds.

Management Report on Internal Control over Financial Reporting, page 38

Staff Comment 3.            Based on your response to prior comment 13, it is not clear whether you have personnel with sufficient experience in U.S. GAAP. You have not identified this as a material weakness in your report on internal control over financial reporting. Please provide the responses to the following questions from our prior comment for each of the people involved in your financial reporting, including your CFO and your U.S. Controller:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: For the period covered by the annual report on From 10-K for the year ended December 31, 2009, the Company relied on Michael T. Studer CPA P.C.(“MTSPC”) to convert its financial statements into U.S. GAAP. Other than MTSPC, the Company did not have other personnel with sufficient experience in U.S. GAAP.  During this period, MTSPC acted as the Company’s U.S. Controller and the Company did not have a separate U.S. Controller on staff.  MTSPC’s qualification was provided in response to Comment 13 of the comment letter from the Commission dated December 2, 2010 and is provided again below for your convenience:

Michael T. Studer CPA P.C. (“MTSPC”), 18 East Sunrise Highway, Suite 311, Freeport, NY 11520, a firm registered with the PCAOB (with over 30 issuer clients) to prepare our consolidated financial statements (from component company trial balances reflected in their functional currencies).  Michael T. Studer, the owner of MTSPC, is a certified public accountant (since February 1975) and has worked on audits of public companies since June 1971 (when he started with Haskins & Sells, now Deloitte &Touche).  Oliver Wang, MTSPC staff senior on the Company’s engagements, obtained a MBA degree from Hofstra University in June 2008 (major in accounting) and has worked for MTSPC on numerous public company engagements since October 2008.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
January 31, 2011

Our CFO during this period was Ms. Ling Chen.  She has over twenty five years of business consulting and advisory experience. She is a shareholder and advisor to Yuemao Laser since 1999. Ms. Chen held various management positions with Shenyang Associates, a retail shopping mall company from October 1982 to November 1990. From November 1991 to 1997 she held various positions with Shenyang Shopping Mall.  Although she has extensive management experience, she does not have sufficient knowledge or background in U.S. GAAP. As represented by Ms. Chen as our CFO, in the originally filed annual report on Form 10-K filed on March 31, 2010, she participated in the preparation and review of the financial statements contained in our annual report for the year ended December 31, 2009.  In addition, together with the CEO, she evaluated our financial reporting procedures in our operating subsidiaries in the PRC and coordinated with MTSPC in the conversion of our financial statements into U.S.GAAP.

The current staff in the accounting department in China are inexperienced in U.S. GAAP and they were primarily engaged in ensuring compliance with PRC accounting and reporting requirements for our operating subsidiaries are not required to meet or apply U.S. GAAP requirements. They need substantial training to meet the higher demands of a U.S. public company. The accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the preparation of financial statements and consolidation, are inadequate.The Company did not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of U.S. GAAP commensurate with the Company’s financial reporting requirements,which was determined to be a material weakness.

We have revised our disclosure in Amendment No. 2 to reflect the Company’s inadequate U.S. GAAP expertise.

Staff Comment 4.           Furthermore, you state the conversion of books and records into U.S. GAAP is primarily done by your U.S. Controller; however, you also state the firm Michael T.Studer CPA PC converts your accounting records for each Chinese subsidiary into financial statements in accordance with U.S. GAAP.  Please clarify. Also, given a total of 50 hours of work performed by MTSPC on the Form 10-K for the year ended December 31,2009, please explain whether this firm is tasked with reviewing all of your transactions, accounts and policies and determining the appropriate entries for conversion to U.S. GAAP. Also, please tell us whether personnel at this firm have ever visited your operations in China.

Response:                        Michael T. Studer CPA P.C. (“MTSPC”) acted as the Company’s U.S. Controller.  MTSPC’s role was to convert the financial statements of the Company and its subsidiaries so as to make the financial statements comply withU.S. GAAP.  MTSPC did not review all of our transactions, accounts and policies and did not visit our operations in China.  The task of reviewing transactions, accounts and policies were done by our accounting team in China and presented to MTSPC for conversion into US GAAP.

Schedule I - Condensed Parent Only Financial Statements, page S-l

Staff Comment 5.             Please explain the nature of the $354,357 credit balance in "Investment in and advances to Subsidiaries" and tell us the components attributable to the equity method investment account and to advances between the parent and the subsidiaries. Explain how this line item became a liability (i.e. credit balance).

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
January 31, 2011

Response:               The balance of Investment in and advances to Subsidiaries account represents the following:

Accumulated loss of subsidiaries attributable to parent company	$(651,498)
Advances to subsidiaries	297,141
Net credit balance	$(354,357)

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Alisande Rozynko, Company counsel, at (415) 955-8900.

Sincerely,

/s/Wensheng Chen
Wensheng Chen
Chief Executive Officer

Enclosures
CC:	Alisande Rozynko
The Crone Law Group